July 24, 2007

Eugene Malobrodsky
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

> **Re:** **Intelligent Buying, Inc.**
> **Amendment No. 6 to Registration Statement on Form SB-2**
> **Filed July 10, 2007**
> **File No. 333-133327**

Dear Mr. Malobrodsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We note that Sophia Malobrodsky holds almost 30% of the outstanding shares of common stock and is the mother of a founder and your CEO. In view of her status as an affiliate of the registrant, the shares she offers and sells are viewed as being "by or on behalf of the issuer" and must be sold at a fixed price of $.75 *throughout* the offering (and *not* just until quoted on the OTCBB) since the registrant is not eligible to do an at-the-market offering. Please revise the cover page and other disclosure accordingly.

Prospectus Summary, page 1

2.   In the third paragraph, expand to disclose the business reason for the share exchange described therein.

Risk Factors, page 2

3.   Relocate the risk factor regarding the receipt of a going concern opinion from your independent auditors so it follows the first risk factor.

4.   Add a risk factor to state that your only two officers, Messrs. Gorodyansky and Malobrodsky, devote five to ten hours per week each to the registrant's business.

5.   We note footnote 7 on page F-11. Add a separate risk factor describing the dependence the registrant has on sales to Anchorfree Wireless, Inc., a company controlled by your two officers, directors and controlling shareholders.

Selected Financial Data, page 26

6.   Please revise your selected financial data table to include the three month period ended March 31, 2007 and March 31, 2006.

Results of Operations for Comparative Years Ended December 31, 2006 and December 31, 2005, page 32

7.   Please refer to prior comment 5. We do not see where the disclosure was amended in response to our comment. We reissue the comment. Please revise your discussion to discuss each material item included in your income statement. In addition, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. Revise your disclosure for the interim period as well.

Certain Relationships and Related Transactions, page 35

8.   It does not appear that you revised this section in response to prior comment 7. Please provide the disclosure required by Item 404 of Regulation S-B concerning the sales to Anchor Free Wireless, Inc. We note that your two officers are officers of AnchorFree Wireless, Inc.

Executive Compensation, page 38

9.   We note that on March 22, 2006, the registrant exchanged 2,500,000 shares of preferred stock, convertible into 5,000,000 shares of common stock, for 20,000 shares of common stock held by Messrs. Malobrodsky and Gorodyansky. We

also note that nine days later, the registrant completed a private offering in which it sold 116,200 shares of common stock for $.75 per share. Revise this section to disclose that during 2006 Messrs. Malobrodsky and Gorodyansky were given securities that can be converted into 5,000,000 shares, and disclose the value each of them derived as a result of the exchange.

Report of Independent Registered Public Accounting Firm, page F-1

10.   We noted that your audit opinion is not signed. Please revise the filing to include a signed audit opinion.

Statements of Operations and Accumulated Deficit, page F-3

11.   Please refer to prior comment 6. Related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X. In this regard, please ensure that all related party transactions with AnchorFree are disclosed in this manner.

12.   In this regard, revise your interim financial statements for the period ending March 31, 2007 to include a discussion of related party activity during the interim period as well.

Stock–Based Compensation, page F-8

13.   We noted your discussion that you account for employee stock-based compensation using the intrinsic value method prescribed in APB 25. SFAS 123(R) is effective for small business issuers as of the first interim or annual period that begins after December 15, 2005. It appears that you would have been required to adopt SFAS 123(R) for the year ended December 31, 2006. Please revise your stock-based compensation disclosure as well as your disclosure of recently issued accounting pronouncements for the year ended December 31, 2006 and the interim period ended March 31, 2007 accordingly.

Note 3. Notes Payable – Related Party, page F-9

14.   Please refer to prior comment 13. We understand that the company was committed to exchanging the notes for common shares on January 2, 2007, but your accounting for the transaction remains unclear. Please tell us the date you determined that the Notes were amended to include a conversion option and the fair value of your common shares on that date compared to the $.15 conversion price offered. In addition, tell us the commitment date you determined based upon the guidance provided in EITF 98-5 and explain.

15.   In this regard, we note your disclosure on page 36, which refers to January 2,
       2007 and March 22, 2007. Please revise to reconcile this with the disclosure in
       Note 3, which refers to January 2, 2006 and March 22, 2006.

Note 5. Stockholders' Equity (Deficiency), page F-10

16.   Please revise to disclose the liquidation preference of your preferred stock on the
       face of the balance sheet.

17.   We note the following from your disclosures regarding your preferred shares:

       - 2.5 million shares of common stock were issued to the company's
         founders on March 22, 2006 in exchange for 20,000 shares of the
         company's common stock.
       - We see that the preferred shares are convertible at the option of the holder
         into two shares of common stock at any time following the effective date
         of a registration statement or April 1, 2008.
       - We also note that you issued 116,200 shares of common stock 9 days
         later, on March 31, 2006, which were issued at $0.75 per share.

       Please tell us in greater detail how you accounted for the exchange of 20,000
       common shares for 2.5 million preferred shares, including how you valued and
       recorded the preferred shares issued as part of the exchange. As part of your
       discussion, please include your journal entries to record the exchange and your
       determination of fair value with regards to the common shares and preferred
       shares at the time of the exchange.

Financial Statements for the period ended March 31, 2007, page F-13

Balance Sheets, page F-13

18.   Please refer to prior comment 8. Please provide the disclosures related to accrued
       liabilities for the period ended March 31, 2007 as well.

19.   Please revise the filing to include a discussion of the amount due to a related
       party.

Statements of Operations and Accumulated Deficit, page F-14

20.   Please revise to provide the net loss per share – diluted for the period ending
       March 31, 2007 and all earnings per share information for the period ending
       March 31, 2006.

Statement of Cash Flows, page F-15

21.   We note the separate line item "exchange of common stock for preferred stock" included in the operating cash flow activity for the three month period ended March 31, 2006. Please explain the nature of this line item and tell us where it is included in your cash flow statement for the twelve month period ended December 31, 2006. Explain if this was a non-cash transaction. Refer to the guidance in paragraph 32 of SFAS 95.

Note 1. Significant Accounting Policies, page F-7

Comprehensive Income, page F-16

22.   Please revise your disclosure to appropriately refer to SFAS 130, Reporting Comprehensive Income.

Net Loss Per Share, page F-16

23.   Please revise the first sentence of your disclosure to appropriately refer to SFAS 128, Earnings per Share.

24.   We note the last sentence in your discussion regarding diluted loss per share states "the fully diluted loss per share includes the impact of the potential conversion of all of the company's preferred stock to common shares." This disclosure does not appear to be appropriate since you reported a loss for the current period, please explain or revise.

General

25.   The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

26.   We noted that the current consent provided by your independent accountants is dated July 6, 2006. Please amend the filing to file an appropriately dated consent.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

            Sincerely,

            Peggy Fisher
            Assistant Director

cc (via fax): Robert Diener, Esq.